UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$
	(note 1)	(notes 1,2)	(notes 1,2)	(notes 1,2)
REVENUES
Time charter revenues ($1.0 million, $6.9 million, $3.4 million, and $10.4 million for 2010 and 2009, respectively, from affiliates) (note 10e)	21,484	19,198	65,061	63,050
Net pool revenues from affiliates (note 10h)	6,448	7,505	29,390	45,327
Interest income from investment in term loans (note 4)	2,413	—	2,413	—

Total revenues	30,345	26,703	96,864	108,377

OPERATING EXPENSES
Voyage expenses ($0.3 million, $0.7 million, $0.2 million, and $0.7 million for 2010 and 2009, respectively, from related parties) (note 10f and 10h)	398	1,329	1,950	2,415
Vessel operating expenses ($5.4 million, $16.6 million, $5.5 million, and $17.1 million for 2010 and 2009, respectively, from related parties) (note 10f and 10g)	9,392	9,392	29,240	29,701
Depreciation and amortization	9,722	9,525	29,591	28,975
General and administrative ($1.2 million, $4.4 million, $2.0 million, and $5.9 million for 2010 and 2009, respectively, from related parties) (note 10b and 10f)	1,782	2,897	5,805	7,603
Net loss on sale of vessels (note 12)	1,901	—	1,864	—

Total operating expenses	23,195	23,143	68,450	68,694

Income from operations	7,150	3,560	28,414	39,683

OTHER ITEMS
Interest expense ($nil, $1.2 million, $0.7 million, and $3.4 million for 2010 and 2009, respectively, from related parties) (note 10c)	(1,653)	(1,834)	(4,919)	(8,499)
Interest income	15	12	51	60
Realized and unrealized (loss) gain on derivative instruments (note 7)	(5,577)	(4,564)	(14,940)	2,279
Other loss — net	(204)	(30)	(596)	(461)

Total other items	(7,419)	(6,416)	(20,404)	(6,621)

Net (loss) income	(269)	(2,856)	8,010	33,062

Per common share amounts:
• Basic and diluted (loss) earnings (note 11)	(0.01)	(0.05)	0.18	1.05
• Cash dividends declared	0.34	0.40	0.97	1.71

Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 11)	43,391,744	32,000,000	39,260,672	27,512,821

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$
	(note 1)	(notes 1, 2)
ASSETS
Current
Cash and cash equivalents	11,244	10,432
Pool receivables from affiliates, net (note 10h)	4,224	11,828
Accounts receivable	1,020	253
Interest receivable (note 4)	1,783	—
Due from affiliates (notes 10d and 10g)	4,233	78,838
Prepaid expenses	2,399	2,618
Other current assets	77	268

Total current assets	24,980	104,237

Vessels and equipment
At cost, less accumulated depreciation of $169.3 million (2009 — $164.3 million)	654,853	709,141
Investment in term loans (note 4)	115,775	—
Non-current amounts due from affiliates (notes 10d and 10h)	1,664	2,165
Other non-current assets	1,681	2,403
Goodwill	10,908	10,908

Total assets	809,861	828,854

LIABILITIES AND EQUITY
Current
Accounts payable	2,856	2,385
Accrued liabilities ($1.7 million and $2.2 million from related parties) (note 10g)	9,414	10,598
Current portion of long-term debt (note 6)	3,600	5,400
Current portion of derivative instruments (note 7)	4,503	3,865
Deferred revenue	2,796	4,271
Due to affiliates (notes 10d and 10g)	5,518	—
Other current liabilities	277	402

Total current liabilities	28,964	26,921

Long-term debt (note 6)	415,928	475,331
Derivative instruments (note 7)	20,286	10,028
Other long-term liabilities	185	392

Total liabilities	465,363	512,672

Equity
Common stock and additional paid-in capital (300 million shares authorized; 30.9 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2010 and 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2009) (note 8 and note 14)	381,673	246,753
Dropdown Predecessor equity (note 2)	—	109,911
Accumulated Deficit	(37,175)	(40,482)

Total equity	344,498	316,182

Total liabilities and equity	809,861	828,854

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2010	2009
	$	$
	(notes 1, 2)	(notes 1, 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	8,010	33,062
Non-cash items:
Depreciation and amortization	29,591	28,975
Unrealized loss (gain) on derivative instruments	10,896	(5,657)
Other	883	291
Change in non-cash working capital items related to operating activities	5,232	19,458
Expenditures for drydocking	(6,152)	(8,029)

Net operating cash flow	48,460	68,100

FINANCING ACTIVITIES
Proceeds from long-term debt	137,000	68,551
Repayment of long-term debt	(2,700)	(4,050)
Prepayment of long-term debt	(20,000)	(46,376)
Proceeds from long-term debt of Dropdown Predecessor (note 2)	8,357	20,068
Prepayment of long-term debt of Dropdown Predecessor (note 2)	(43,828)	(85,658)
Prepayment of push-down debt of Dropdown Predecessor (note 2)	(140,032)	(57,000)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC and Kaveri Spirit LLC from Teekay Corporation	(136,685)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor	92,577	55,816
Net advances from affiliates	78,718	(47,728)
Proceeds from issuance of Class A common stock (note 8)	107,549	68,600
Share issuance costs	(4,629)	(3,064)
Cash dividends paid	(39,128)	(45,500)

Net financing cash flow	37,199	(76,341)

INVESTING ACTIVITIES
Proceeds from sale of vessels and equipment	35,396	—
Expenditures for vessels and equipment	(4,668)	(5,061)
Investment in term loans	(115,575)	—

Net investing cash flow	(84,847)	(5,061)

Increase (decrease) in cash and cash equivalents	812	(13,302)
Cash and cash equivalents, beginning of the period	10,432	26,698

Cash and cash equivalents, end of the period	11,244	13,396

Supplemental cash flow information (note 10a)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

		STOCKHOLDERS’ EQUITY
		Common Stock and Additional Paid-in
	Dropdown	Capital
	Predecessor	Thousands of			Retained
	Equity	Common			Earnings /
	(notes 1, 2)	Shares	Class A	Class B	(Deficit)	Total
	$	#	$	$	$	$
Balance as at December 31, 2009	109,911	32,000	246,628	125	(40,482)	316,182

Net income	959				7,051	8,010
Net change in parent’s equity in Dropdown Predecessor	93,198					93,198
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $4.6 million (note 8)		11,392	134,920			134,920
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and Kaveri Spirit LLC from Teekay Corporation (note 2)	(204,068)				35,384	(168,684)
Dividends declared to Teekay Corporation					(14,950)	(14,950)
Dividends declared to other parties					(24,178)	(24,178)

Balance as at September 30, 2010	—	43,392	381,548	125	(37,175)	344,498

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined in Note 2 (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2009. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period (see Note 10f).
2.	Dropdown Predecessor
The Company accounts for the acquisition of interests in vessels from Teekay Corporation (or Teekay) as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to include the results of these vessels operated during the periods under common control of Teekay.
On April 14, 2010, the Company acquired from Teekay two of its subsidiaries, Kaveri Spirit L.L.C and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. On May 11, 2010, the Company also acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the Helga Spirit to the Helga Spirit L.L.C. These transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated balance sheet as of December 31, 2009, consolidated statements of income for the three and nine months ended September 30, 2010 and 2009 and the consolidated statements of cash flows for the nine months ended September 30, 2010 and 2009 reflect the Kaveri Spirit, Yamuna Spirit and the Helga Spirit and their related operations as if the Company had acquired the two Suezmax vessels on August 1, 2007, and the Aframax tanker on January 6, 2005 when they began operations under the ownership of Teekay.
On June 24, 2009, the Company acquired from Teekay its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax-class tanker, the Ashkini Spirit. This transaction was accounted for as a reorganization between entities under common control as described above. As a result, the Company’s consolidated statements of income for the three and nine months ended September 30, 2009 and cash flows for the nine months ended September 30, 2009 reflect the Ashkini Spirit and its related operations as if the Company had acquired the vessel on August 1, 2007, when it began operations under the ownership of Teekay.
The effect of adjusting the Company’s financial statements to account for these common control exchanges (referred to herein as the Dropdown Predecessor) increased the Company’s vessels and equipment by $202.8 million as of December 31, 2009; goodwill by $4.1 million as of December 31, 2009; revenues for the three and nine months ended September 30, 2010 and 2009, by $nil, $9.4 million, $4.8 million, $27.5 million, respectively; and net income (loss) for the three and nine months ended September 30, 2010 and 2009, by $nil, and $1.0 million, $(1.3) million, and $4.2 million, respectively.
The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. During the three and nine months ended September 30, 2010, $nil and $1.2 million of interest expense and $nil and $1.0 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. During the three and nine months ended September 30, 2009, $0.7 million and $3.4 million of interest expense and $0.9 million and $2.8 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Adoption of New Accounting Pronouncements
In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC 810), Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
4.	Investment in Term Loans
On July 16, 2010, the Company acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9 percent per annum and includes a repayment premium feature which provides a total investment yield of approximately 10 percent per annum. The interest income is received in quarterly installments and the Loans and repayment premium are repayable in full at maturity in July 2013 where the repayment premium of 3% is calculated on the Loan outstanding at the time of maturity. The interest income is included in revenues in the consolidated statements of income (loss). The Loans are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower. The maximum potential loss is the Company’s original investment of $115.6 million plus any unpaid interest, which exposes the Company to a concentration of credit risk.
The Company’s investments in loans are recorded at cost. The expected premium to be paid over the outstanding principal amount is amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the statement of income (loss).
5.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents – The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.
Investment in term loans – The fair value of the Company’s investment in term loans is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.
Non-current amounts due from affiliates – The fair value of the non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments – The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and for one of the swap agreements, the current credit worthiness of both the Company and the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Fair Value Measurements (Cont’d)
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		September 30, 2010
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy	Asset/ (Liability)	Asset/ (Liability)
	Level(1)	$	$

Cash and cash equivalents		11,224	11,224
Investment in term loans		115,775	115,775
Non-current amounts due from affiliates		1,664	1,664
Long-term debt		(419,528)	(370,093)
Derivative instruments
Interest rate swap agreements	Level 2	(24,789)	(24,789)

(1)	The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis.
The Company has determined that there are no non-financial assets and liabilities carried at fair value at September 30, 2010.
6.	Long-Term Debt

	September 30, 2010	December 31, 2009
	$	$

Revolving credit facility due 2017	394,328	277,328
Term Loan due through 2017	25,200	27,900
Long-term debt of Dropdown Predecessor (note 2)	—	175,503

	419,528	480,731
Less current portion	3,600	5,400

Total	415,928	475,331

The Company and Teekay Corporation are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.
As of September 30, 2010, the Tranche A Revolver provided for borrowings of up to $516.0 million, which increased from $401.0 million as of December 31, 2009, as a result of the 2010 acquisition of the Dropdown Predecessor (see Note 2). In July, 2010, the Company drew $115.0 million on the Revolver to make an investment in two term loans (see Note 4). As at September 30, 2010, $121.7 million of the available borrowings under the Tranche A Revolver was undrawn. The Revolver allows the Company to substitute different vessels as collateral. As a result, when the Company sold the Falster Spirit in April 2010, it was able to substitute the newly acquired Helga Spirit to maintain the amount of borrowings available under the revolving credit facility. The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $28.4 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at September 30, 2010, the weighted-average interest rate on the Tranche A Revolver was 1.01% (December 31, 2009 – 1.09%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 11 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at September 30, 2010, the Company was in compliance with all its covenants on the Tranche A Revolver.
As at December 31, 2009, the Dropdown Predecessor had $175.5 million of long-term debt, which included $43.8 million of debt from the Tranche B Revolver and $131.7 million of debt from other credit facilities of Teekay. On the dates of the respective dropdowns of the Yamuna Spirit, Kaveri Spirit, and Helga Spirit, Teekay repaid all its external related debt outstanding and the pushed-down debt was extinguished through a return of capital.
As at September 30, 2010, the Company had one term loan outstanding in the amount of $25.2 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at September 30, 2010, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to September 30, 2010 are $0.9 million (remaining 2010), $3.6 million (2011), $3.6 million (2012), $3.6 million (2013), $23.8 million (2014) and $384.0 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2010 was 1.19% (December 31, 2009 – 1.17%). This rate does not reflect the effect of the interest rate swaps (see Note 7).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.
On July 22, 2010, the Company entered into two new interest rate swap agreements. As at September 30, 2010, the Company had three interest rate swaps with a total notional amount of $215.0 million. All three interest rate swap agreements require quarterly settlements. The details of these interest rate swap agreements are documented in the table below.
Realized and unrealized (losses) gains relating to the Company’s interest rate swaps have been reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income (loss). During the three and nine months ended September 30, 2010, the Company recognized unrealized losses of $4.2 million and $10.9 million, respectively, and realized losses of $1.4 million and $4.0 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2009, the Company recognized an unrealized loss of $3.3 million and an unrealized gain of $5.7 million, respectively, and realized losses of $1.3 million and $3.4 million, respectively, relating to its interest rate swaps.
The following summarizes the Company’s derivative positions as at September 30, 2010:

			Fair Value /
	Interest	Principal	Carrying Amount	Weighted-Average	Fixed
	Rate	Amount	Asset / (Liability)	Remaining Term	Interest Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(23,899)	7.0	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	70,000	(385)	1.8	0.85
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	45,000	(505)	2.8	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2010 was 0.6%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
8.	Capital Stock
On June 24, 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. The Company used the net offering proceeds of $65.5 million to acquire a 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million.
In April 2010, the Company completed a follow-on public offering of 8.8 million shares of its Class A common stock (including 1,079,500 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrently with the public offering, the Company issued 2,612,244 unregistered shares of Class A common stock to Teekay Corporation at a price of $12.25 per share for gross proceeds of $32.0 million. The total number of Class A common shares outstanding increased by 11,391,744 shares to a total of 30,891,744 as at September 30, 2010. The total number of Class B common shares outstanding did not change as a result of the follow-on offering and remains at 12.5 million.
As at September 30, 2010 and December 31, 2009, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the three months and nine months ended September 30, 2010, nil and 19,371 shares of Class A common stock were granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. For the three and nine months ended September 30, 2009, nil and 28,178 shares of Class A common stock were granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. As at September 30, 2010 and December 31, 2009, total of 60,802 shares and 41,431 shares of Class A common stock, respectively, have been granted under the plan and delivered to non-management Directors as part of the Directors’ annual compensation since the commencement of the plan in December 2007.
In October 2010, the Company completed a follow-on public offering 8.6 million shares of Class A common stock, including shares issued upon exercise of the underwriters’ over-allotment option (see Note 14).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
9.	Commitments and Contingencies
On September 30, 2010, the Company entered into a 50/50 joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50 percent economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at September 30, 2010, the remaining payments required to be made under this newbuilding contract, including the Wah Kwong’s 50 percent share, was $19.6 million in 2010, nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of September 30, 2010, the Joint Venture did not have any financing arrangements for these expenditures, although it expects to finance approximately $70 million with commercial bank financing. The Company and Wah Kwong have each agreed to finance 50 percent of the costs to acquire the VLCC that are not financed with commercial bank financing. As of September 30, 2010, the Company had not made any investments or advances to the Joint Venture and made its first initial payment of $9.8 million to the Joint Venture in late October 2010. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50 percent of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.
10.	Related Party Transactions
a.
On April 14, 2010, the Company acquired from Teekay Corporation its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each owns a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. On May 11, 2010, the Helga Spirit L.L.C., which owns an Aframax tanker, the Helga Spirit, was sold from Teekay Corporation to Teekay Tankers for $44.5 million. Preceding the sale of the Helga Spirit L.L.C. to Teekay Tankers, Teekay Corporation contributed a beneficial interest in the vessel’s time charter to the Helga Spirit L.L.C. As described in Note 2, the acquisitions were accounted for as reorganizations of entities under common control and accounted for on a basis similar to the pooling of interest basis. The consideration consisted of $136.8 million in cash and 2.6 million shares of our Class A common stock, with a value of $32.0 million. The issuance of the 2.6 million Class A common stock has been reflected as a non-cash transaction in our statement of cash flow for the nine months ended September 30, 2010. The portion of the purchase price paid in cash was financed with net proceeds of a follow-on public offering of $102.9 million (see Note 8), and the net proceeds of $17.3 million from the sale of the Falster Spirit (see Note 12) as well as using $9.2 million of the Company’s working capital and drawing $7.0 million on the Tranche A Revolver (see Note 6).

b.
During the three and nine months ended September 30, 2010, $nil and $1.0 million of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company. During the three and nine months ended September 30, 2009, $0.9 million and $2.8 million of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

c.
During the three and nine months ended September 30, 2010, $nil and $1.2 million of interest expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company. During the three and nine months ended September 30, 2009, $0.7 million and $3.4 million of interest expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

d.	The amounts due to and from affiliates at September 30, 2010 and December 31, 2009, are without interest or stated terms of repayment.
e.
During the three and nine months ended September 30, 2010, $1.0 million and $6.9 million, respectively, of revenues were earned as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. During the three and nine months ended September 30, 2009, $3.4 million and $10.4 million, respectively, of revenues were earned as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. In August 2009, the Company exercised its option to extend the time-charter contract by one year. The time-charter contract for the Nassau Spirit expired on July 28, 2010 and has now been replaced by a 12-month time-charter contract with a third party, starting immediately after the expiration of the time-charter contract with Teekay Corporation.

f.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred total management fees of $1.7 million and $4.8 million for the three and nine months ended September 30, 2010, respectively, and $1.5 million and $4.2 million for the three and nine months ended September 30, 2009, respectively, for commercial, technical, strategic, administrative services and performance fees. The commercial services portion of the management fee of $0.3 million and $0.7 million for the three and nine months ended September 30, 2010, respectively, and $0.2 million and $0.7 million for the three and nine months ended September 30, 2009, respectively, have been recorded as voyage expenses. A portion of the technical management fee that represents crew training costs are recorded in vessel operating expenses in the amounts of $0.3 million and $0.6 million for the three and nine months ended September 30, 2010, respectively, and $0.1 million and $0.4 million for the three and nine months ended September 30, 2009, respectively. Crew training costs were previously recorded in general and administrative expenses in the prior year and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of income. The remainder of the management fees is included in general and administrative expenses and for the three and nine months ended September 30, 2010 were $1.2 million and $3.4 million, respectively, and for the three and nine months ended September 30, 2009 were $1.1 million and $3.1 million, respectively.

The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 7) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the three and nine months ended September 30, 2010 were $0.3 million and $0.8 million, respectively, and for the three and nine months ended September 30, 2009 were $0.3 million and $0.9 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Related Party Transactions (Cont’d)
The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the three and nine months ended September 30, 2010 and 2009. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves applicable for each of the three months ended March 31, June 30 and September 30, 2010 included a $1.2 million drydocking and capital upgrades reserve, and a $0.9 million reserve for loan principal repayment. Reserves for each of the three months ended March 31, and June 30, 2009 included a $2.0 million drydocking reserve and a $0.9 million reserve for loan principal repayment and for the three months ended September 30, 2009 a $2.8 million drydocking reserve and a $0.9 million reserve for loan principal repayment.
g.
In addition to the management fees paid to the Manager for services provided under the long-term management agreement with the Manager as described in Note 10f, the Company also incurred crewing and manning costs which are recorded in vessel operating expenses on the consolidated statements of income. For the three and nine months ended September 30, 2010, the Company incurred $5.1 million and $16.0 million, respectively, for crewing and manning costs, of which $1.7 million was payable to the Manager as reimbursement for its related expenses as at September 30, 2010 and included in accrued liabilities on the consolidated balance sheets. For the three and nine months ended September 30, 2009, the Company incurred $5.4 million and $16.7 million, respectively, for crewing and manning costs, of which $2.2 million was payable to the Manager as at December 31, 2009 and included in accrued liabilities on the consolidated balance sheets.

The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $4.2 million and $78.8 million as at September 30, 2010 and December 31, 2009, respectively and the balance due to the Manager was $5.5 and $nil as at September 30, 2010 and December 31, 2009, respectively.
h.
Pursuant to pooling arrangements managed by certain wholly-owned subsidiaries of Teekay (collectively the Pool Managers), the Company incurred pool management fees during the three and nine months ended September 30, 2010 of $0.3 million and $1.1 million, respectively, and during the three and nine months ended September 30, 2009, of $0.5 million and $1.6 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income (loss). For the three and nine months ended September 30, 2010, the Company’s allocation from the pools were net of $3.2 million and $12.8 million, respectively, of voyage expense. For the three and nine months ended September 30, 2009, the Company’s allocation from the pools were net of $4.3 million and $12.8 million, respectively, of voyage expense. The pool receivable from affiliates as at September 30, 2010 and December 31, 2009 was $4.2 million and $11.8 million, respectively.

As at September 30, 2010 and December 31, 2009, the Company had advanced $1.7 million and $2.2 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
11.	Earnings Per Share
The net income (loss) available for common stockholders and earnings (loss) per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 2).

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Net (loss) income	(269)	(2,856)	8,010	33,062
Add: Net loss (income) attributable to the Dropdown Predecessor	—	1,339	(959)	(4,208)

Net (loss) income available for common stockholders	(269)	(1,517)	7,051	28,854

Weighted-average number of common shares	43,391,744	32,000,000	39,260,672	27,512,821

Common shares and common share equivalents outstanding at end of period	43,391,744	32,000,000	43,391,744	32,000,000

(Loss) earnings per common share:
- Basic and diluted	(0.01)	(0.05)	0.18	1.05
12.	Vessel Sales
On April 14, 2010, the Company sold an Aframax tanker, the 1995-built Falster Spirit which was trading in the Teekay Aframax Pool. The vessel was sold for $17.3 million, resulting in a gain on disposal of $37,000.
On August 26, 2010, the Company sold an Aframax tanker, the 1995-built Sotra Spirit which was trading in the Teekay Aframax Pool. The vessel was sold for $17.2 million, resulting in a loss on disposal of $1.9 million.
13.	Accounting Pronouncements Not Yet Adopted
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011, although earlier adoption is possible. The Company is currently assessing the potential impacts, if any, of this amendment on its consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The amendments that require disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010. The amendments that require disclosures about activity that occurs during a reporting period are effective for periods beginning on or after December 15, 2010. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.
14.	Subsequent Events
On October 6, 2010, the Company completed a follow-on public offering of 8.2 million shares of its Class A common stock at a price of $12.15 per share, for gross proceeds of $99.6 million. On October 25, 2010, the underwriters exercised their over-allotment option in part to purchase an additional 395,000 common shares, providing additional gross proceeds of $4.8 million.
On November 8, 2010, the Company acquired from Teekay Corporation two of its subsidiaries, Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit and Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit for a total of $107.5 million. The Company financed these acquisitions through a combination of working capital and by drawing on its existing revolving credit facility.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2010
PART I – FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 17 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2009.
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (Teekay) — a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers — and we completed our initial public offering in December 2007. As at November 1, 2010, we owned eight Aframax tankers and five Suezmax tankers. As of November 1, 2010, five of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, where none are scheduled to expire in 2010; five time-charter contracts are scheduled to expire in 2011; and three in 2012. The three fixed-rate contracts for the Suezmax tankers all include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. One of these Suezmax time-charter contracts expires in 2011 and the remaining two expire in 2012. Our remaining three Aframax tankers and two Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of November 1, 2010, these pooling arrangements included 14 Aframax tankers and 48 Suezmax tankers, respectively. Through the participation of some of our vessels in these pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.
Significant Developments in 2010
Follow-on Offerings
In April 2010, we completed a public follow-on offering of 8.8 million Class A common shares (including 1,079,500 common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, we issued 2,612,244 unregistered shares of Class A common stock to Teekay at a price of $12.25 per share, as partial consideration for three vessels that we acquired from Teekay Corporation for an aggregate consideration of approximately $168.7 million.
On October 6, 2010, we completed a follow-on public offering of 8.2 million shares of its Class A common stock at a price of $12.15 per share, for gross proceeds of $99.6 million. On October 25, 2010, the underwriters exercised their over-allotment option in part to purchase an additional 395,000 common shares, providing additional gross proceeds of $4.8 million.
Vessel Acquisitions
On April 14, 2010, we acquired two double-hull Suezmax tankers from Teekay, the 2002-built Yamuna Spirit and 2004-built Kaveri Spirit, for a total cost of $124.2 million. On May 11, 2010, we purchased the 2005-built Aframax tanker from Teekay, the Helga Spirit, for $44.5 million. We financed these vessel acquisitions with the net proceeds of $135.2 million from the April follow-on public offering and concurrent private placement, and the net proceeds of $17.3 million from the sale of the Falster Spirit, as well as using $9.2 million of our working capital and drawing $7.0 million on our Tranche A Revolver. The purchase price for the three oil tankers was the fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations.
On November 8, 2010, we acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit and the Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit for a total of $107.5 million. The Esther Spirit is currently operating under a fixed-rate time-charter (with a profit share component) through July 2012 and the Iskmati Spirit is trading in the spot market as part of Teekay’s Gemini Suezmax tanker pool. We financed these acquisitions through a combination of working capital and by drawing on our existing revolving credit facility. As part of the purchase of these two vessels, the undrawn availability under our revolving credit facility increased by approximately $100 million as of November 8, 2010. We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Vessel Sales
On April 19, 2010, we sold one of our Aframax tankers, the 1995-built Falster Spirit, for $17.3 million and on August 26, 2010, we sold a second Aframax tanker, the 1995-built Sotra Spirit, for $17.2 million. The gain on the sale of the Falster Spirit of $37,000 and the loss on the sale of Sotra Spirit of $1.9 million are shown in the unaudited consolidated statements of income (loss) in this Report.

Other
On July 16, 2010, we made an investment in term loans totalling $115 million to a third party shipowner (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and have a fixed term of three years. The Loans are repayable in full, together with a 3% premium of the Loans then outstanding, on maturity and are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers owned by the shipowner. We financed the Loans by drawing on our revolving credit facility.
On July 22, 2010, we entered into two interest rate swap agreements to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our floating-rate debt. One swap agreement has a notional principal amount of $70.0 million, a fixed rate of 0.85% per annum and a term of two years. The other swap agreement has a notional principal amount of $45.0 million, a fixed rate of 1.19% per annum and a term of three years. Both interest rate swap agreements require quarterly settlements.
On September 30, 2010, we entered into a 50/50 joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (VLCC) newbuilding constructed, managed and chartered to third parties. The VLCC has an estimated purchase price of approximately $98 million, excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50 percent of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold. As at November 1, 2010, we have made our first payment of $9.8 million to the Joint Venture.
In late October, 2010, one of our Aframax vessels entered into a two-year time-charter agreement with a third party. Prior to this transaction, the vessel was trading in the Aframax Pool.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, which are charters for shorter intervals that are priced on a current or “spot” market rate and then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. As at September 30, 2010, we have acquired from Teekay five Suezmax tankers and one Aframax tanker at various times since our initial public offering. The recent acquisition of the Kaveri Spirit, Yamuna Spirit and Helga Spirit occurred during the second quarter of 2010, and more information about these purchases are included above under “Significant Transactions in 2010” above. These acquisitions from Teekay were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our consolidated statements of income for the three and nine months ended September 30, 2010 and 2009, reflect the financial results of the Kaveri Spirit, the Yamuna Spirit and the Helga Spirit purchased in April 2010 and May 2010, respectively, for the period under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry has experienced a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during the last three years although to a lesser degree in 2009 as well as the first half of 2010. We expect the trend of significant crew compensation increases to abate in the short term. However, this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. In 2009, we took various measures in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and have continued this effort during 2010.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During the three and nine months ended September 30, 2010, one and three of our vessels were drydocked, respectively. The total number of days of offhire relating to drydocking during the three and nine months ended September 30, 2010 were 21.7 days and 128.2 days, respectively. For our existing fleet, there are no drydockings scheduled in the fourth quarter of 2010 or in 2011.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses), net revenues (or total revenue less voyage expenses) and TCE rates where applicable.
Three and Nine Months Ended September 30, 2010 versus Three and Nine Months Ended September 30, 2009
The following table presents our operating results for the three and nine months ended September 30, 2010 and 2009, and compares net revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(in thousands of U.S. dollars except percentages)	2010	2009	% Change	2010	2009	% Change

Voyage revenues	27,932	26,703	4.6	94,451	108,377	(12.8)
Interest income from investment in term loans	2,413	—	—	2,413	—	—
Less: Voyage expenses	(398)	(1,329)	(70.1)	(1,950)	(2,415)	(19.3)

Net revenues	29,947	25,374	18.0	94,914	105,962	(10.4)

Vessel operating expenses	9,392	9,392	—	29,240	29,701	(1.6)
Depreciation and amortization	9,722	9,525	2.1	29,591	28,975	2.1
General and administrative	1,782	2,897	(38.5)	5,805	7,603	(23.6)
Loss on sale of vessels	1,901	—	—	1,864	—	—

Income from operations	7,150	3,560	100.8	28,414	39,683	(28.4)

Interest expense	(1,653)	(1,834)	(9.9)	(4,919)	(8,499)	(42.1)
Interest income	15	12	25.0	51	60	(15.0)
Realized and unrealized (loss) gain on derivative instruments	(5,577)	(4,564)	22.2	(14,940)	2,279	(755.6)
Other loss – net	(204)	(30)	580.0	(596)	(461)	29.3

Net (loss) income	(269)	(2,856)	90.6	8,010	33,062	(75.8)

Tanker Market
Average freight rates for crude oil tankers declined during the third quarter of 2010 due to an increase in the fleet supply coupled with a reduction in long-haul crude oil movements and seasonal factors. Available tanker supply rose due to a combination of existing vessels returning to the active fleet from temporary floating storage contracts and an influx of tanker newbuilding deliveries. Crude oil imports into China remained strong, although the imports were increasingly sourced from Middle East locations as opposed to Atlantic Basin producers which led to a slower growth in tonne-mile demand. A seasonal reduction in North Sea oil production due to field maintenance, the start of autumn refinery maintenance programs and high global oil inventories also pressured tanker rates. Spot tanker rates have remained weak during October due primarily to an over-supply of vessels.
The world tanker fleet grew by net 15 million deadweight (mdwt), or approximately 3.5 percent, in the first nine months of 2010. During this period, 32.7 mdwt of new tankers delivered while tanker removals totaled 17.8 mdwt, an increase of approximately 38 percent from the same period of last year primarily due to the regulatory phase-out of single-hull tankers. The phase-out of the world’s remaining single-hull tankers should continue to marginally dampen tanker fleet growth in the near- to medium-term. Fleet growth was compounded by the return of approximately 9 mdwt of tankers from floating storage employment since the start of the year, the equivalent of approximately 2 percent of the world fleet.

In October 2010, the International Energy Agency (IEA) raised its forecast for 2010 global oil demand growth to 86.9 million barrels per day (mb/d), an increase of 2.1 mb/d, or 2.5 percent from 2009 levels. With this new forecast, 2010 oil demand is expected to surpass the previous record of 86.5 mb/d set in 2007. In 2011, according to the IEA, global oil demand is expected to grow by a further 1.3 mb/d, or 1.5 percent, to 88.2 mb/d with all of the growth originating from non-OECD regions.
Fleet and TCE Rates
As at September 30, 2010, we owned eight Aframax-class and five Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Suezmax and Aframax tankers acquired in April and May 2010, respectively, have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and January 6, 2005, when they were acquired and began operations as conventional tankers for Teekay. Please read Note 2 to our consolidated financial statements included in this report.
In 2009, TCE rates were calculated as net voyage revenue per revenue day before external broker commissions, internal pool management fees and pool commissions, and offhire bunker expenses. We now calculate TCE rates as net voyage revenue per revenue day before internal pool management fees and pool commissions, and offhire bunker expenses, and we have appropriately adjusted the 2009 TCE rates to conform to this change. The following table outlines the average TCE rates earned by vessels for the three and nine months ended September 30, 2010 and 2009:

	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	Net		Average	Net		Average
	Voyage		TCE per	Voyage		TCE per
	Revenues(1)	Revenue	Revenue	Revenues(2)	Revenue	Revenue
	(in thousands)	Days	Day(1)	(in thousands)	Days	Day(2)

Voyage-charter contracts – Aframax	$3,166	214	$14,806	$2,926	258	$11,334
Voyage-charter contracts – Suezmax	$3,394	184	$18,445	$5,695	367	$15,534
Time-charter contracts – Aframax	$14,055	552	$25,466	$15,807	536	$29,484
Time-charter contracts – Suezmax (3)	$7,648	276	$27,712	$2,869	92	$31,182

Total (4)	$28,263	1,226	$23,058	$27,297	1,253	$21,787

(1)	Excludes a total of $0.6 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in offhire bunker expenses.

(2)	Excludes a total of $0.9 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.0 million in offhire bunker expenses.

(3)
The Ganges Spirit, Narmada Spirit and Yamuna Spirit earned profit-share amounts of $nil, $0.1 million and $nil, respectively, for the three months ended September 30, 2010 compared to $nil, $nil and $nil, respectively, in the same period of 2009. The Ganges Spirit and Yamuna Spirit are employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby we are entitled to the second $3,000 per day of the vessels’ earnings above the base rate and to 50 percent of any earnings above $33,500 per day and the profit-share component is calculated as 50 percent of a specified average daily rate for the month in excess of $19,500 for the Narmada Spirit. The profit share amount is determined on a monthly basis for the Narmada Spirit and on an annual basis in the second quarter of each year for the period from June 1 to May 31 for both the Ganges Spirit and Yamuna Spirit profit-share amounts. The TCE rate per day for the Suezmax time-charter fleet for the three months ended September 30, 2010 and 2009, was $27,255 and $31,182, respectively, excluding the profit share amount recognized in the quarter.

(4)	The TCE rate per day for total fleet for the three months ended September 30, 2010 and 2009, was $22,955 and $21,787, respectively, excluding the profit-share amount recognized in the quarter.

	Nine Months Ended			Nine Months Ended
	September 30, 2010			September 30, 2009
	Net		Average	Net		Average
	Voyage		TCE per	Voyage		TCE per
	Revenues(1)	Revenue	Revenue	Revenues(2)	Revenue	Revenue
	(in thousands)	Days	Day(1)	(in thousands)	Days	Day(2)

Voyage-charter contracts – Aframax	$13,827	783	$17,667	$15,992	877	$18,227
Voyage-charter contracts – Suezmax	$14,748	542	$27,220	$31,257	1,087	$28,756
Time-charter contracts – Aframax	$42,981	1,611	$26,686	$50,101	1,672	$29,959
Time-charter contracts – Suezmax (3)	$23,632	819	$28,857	$12,164	273	$44,558

Total (4)	$95,188	3,755	$25,356	$109,514	3,909	$28,011

(1)	Excludes a total of $2.0 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.7 million in offhire bunker expenses.

(2)	Excludes a total of $2.4 million in internal pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.2 million in offhire bunker expenses.

(3)
The Ganges Spirit, Narmada Spirit and Yamuna Spirit earned profit-share amounts of $0.2 million, $1.3 million and $0.2 million, respectively, for the nine months ended September 30, 2010 compared to $3.7 million, $nil and $nil, respectively, in the same period of 2009. The Ganges Spirit and Yamuna Spirit are employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby we are entitled to the second $3,000 per day of the vessels’ earnings above the base rate and to 50 percent of any earnings above $33,500 per day and the profit-share component is calculated as 50 percent of a specified average daily rate for the month in excess of $19,500 for the Narmada Spirit. The profit share amount is determined on a monthly basis for the Narmada Spirit and on an annual basis in the second quarter of each year for the period from June 1 to May 31 for both the Ganges Spirit and Yamuna Spirit profit-share amounts. The TCE rate per day for the Suezmax time-charter fleet for the nine months ended September 30, 2010 and 2009 was $26,779 and 31,148, respectively, excluding the profit share amount recognized in the quarter.

(4)	The TCE rate per day for total fleet for the nine months ended September 30, 2010 and 2009, was $24,903 and $27,075, respectively, excluding the profit-share amount recognized in the quarter.
Net Revenues. Net revenues increased for the three months ended September 30, 2010, and decreased for the nine months then ended from the same periods last year primarily due to:
•
an increase of $3.3 million for the three and nine months ended September 30, 2010, resulting from more revenues days in 2010 from the Kyeema Spirit, Kareela Spirit, and Kanata Spirit which had drydockings and repositioning days in the third quarter of 2009;

•
an increase of $2.4 million for the three and nine months ended September 30, 2010, resulting from interest income from an investment in term loans of $115 million. This investment earns a total yield of approximately 10 percent. The transaction was executed mid-July 2010;

•
a net increase of $1.3 million and $0.7 million for the three and nine months ended September 30, 2010, respectively, relating to the change in employment of the Yamuna Spirit which was trading in the Gemini Pool during the three months ended September 30, 2009 compared to its current time-charter employment;

•	an increase of $0.9 million and $0.5 million for the three and nine months ended September 30, 2010, respectively, resulting from lower offhire bunker expense;
•
an increase of $0.7 million and $0.9 million for the three months ended September 30, 2010 relating to an increase in Suezmax and Aframax earnings, respectively, on voyage charter arrangements because the respective spot markets were stronger during this period compared to the same period in 2009;

•
a net increase of $0.5 million for the three months ended September 30, 2010 relating to the change in employment of the Narmada Spirit which was trading in the Gemini Pool during the three months ended September 30, 2009 and currently on time-charter employment

•
a net increase of $0.3 million for the three months and nine months ended September 30, 2010 relating to the change in employment of the Everest Spirit which was trading in the Aframax Pool during the the third quarter of 2009 and currently on time-charter employment; and

•
an increase of $0.3 million and $0.4 million for the three and nine months ended September 30, 2010, respectively, resulting from lower pool management fees and commissions for vessel commercial management.

partially offset by
•
a net decrease of $2.4 million for the nine months ended September 30, 2010, respectively, relating to the change in employment of the Narmada Spirit which was trading in the Gemini Pool during the nine months ended September 30, 2009 compared to its current time-charter employment;

•
a decrease of $2.1 million and $2.7 million for the three and nine months ended September 30, 2010, respectively, relating to the lower rates earned by our Aframax vessels, on time-chartered contracts;

•
a net decrease of $2.0 million and $4.7 million for the three and nine months ended September 30, 2010, respectively, relating to the change in employment of the Matterhorn Spirit which was earning time-charter revenues during the three and nine months ended September 30, 2009 compared to its current spot voyage employment during the three and nine months ended September 30, 2010;

•
a decrease of $1.2 million and $0.5 million for the nine months ended September 30, 2010 relating to a decrease in Suezmax and Aframax earnings on voyage charters, respectively, resulting from weaker spot markets in the nine months ended September 30, 2010 compared to the same period in 2009;

•
a decrease of $0.1 million and $2.0 million for the three and nine months ended September 30, 2010, respectively, relating to the lower profit-sharing amounts earned by the three applicable Suezmax tankers compared to the same period in 2009;

•
a decrease of $1.5 million and $2.9 million for the three and nine months ended September 30, 2010, respectively, relating to the lower revenues associated with the sale of the Falster Spirit and Sotra Spirit; and

•
a decrease of $0.3 million and $2.2 million for the three and nine months ended September 30, 2010, respectively, relating to the offhire days for the Erik Spirit, Sotra Spirit, and Matterhorn Spirit drydockings which occurred during the nine months ended September 30, 2010.

Vessel Operating Expenses. Vessel operating expenses of $9.4 million were relatively consistent for the three months ended September 30, 2010 and 2009 as net decreases in operating expenses relating to the Falster Spirit and the Sotra Spirit of $0.6 million were offset by net increases from higher operating expenses relating to the timing of when maintenance and services were performed during the third quarter in 2010. The voyage operating expenses were $0.5 million lower in the nine months ended September 30, 2010 compared to the same period in 2009, relating to the net decreases in operating expenses relating to the Falster Spirit and the Sotra Spirit which were sold in April and August 2010, respectively.

Depreciation and Amortization. Depreciation and amortization for the three months ended September 30, 2010 and 2009 increased by $0.2 million to $9.7 million compared to the same period last year primarily due to an increase in the amortization of drydock expenditures for the vessels that completed their drydockings during the third quarter of 2010, partially offset by the depreciation reduction related to the sale of the Falster Spirit. Depreciation and amortization increased by $0.6 million for the nine months ended September 30, 2010, compared to the same period in 2009 primarily due to an increase in the amortization of drydocking expenditures. The increase was partially offset by the sale of the Falster Spirit in the second quarter of 2010 and the Sotra Spirit in the third quarter of 2010.
General and Administrative Expenses. General and administrative expenses decreased by $1.1 million and $1.8 million for the three and nine months ended September 30, 2010, compared to the same periods in 2009, primarily as a result of lower general and administrative expenses relating to the Dropdown Predecessor in these respective periods.
Interest Expense. Interest expense decreased for the three and nine months ended September 30, 2010 compared to the same periods in 2009 primarily due to:
•
a decrease in the debt balance of the Dropdown Predecessor from Teekay Corporation (the Push-Down Debt), combined with the decrease in associated interest rates, resulted in decreases of $0.7 million and $2.2 million for the three and nine months ended September 30, 2010, respectively. The Push-Down Debt from Teekay Corporation consists of an allocation of Teekay’s corporate credit facilities. Upon the Dropdown of the Yamuna Spirit, the Kaveri Spirit, and the Helga Spirit in the second quarter of 2010, these corporate credit facilities were repaid;

•	a decrease in the realized LIBOR rates which resulted in decreases of $0.1 million and $1.1 million for the three and nine months ended September 30, 2010 and 2009, respectively;
partially offset by
•
an increase in loan balances outstanding at September 30, 2010 compared to the same period in 2009 which resulted in $0.5 million and $0.2 million increase in interest expense for the three and nine months ended September 30, 2010 and 2009, respectively.

Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swaps as cash flow hedges of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swaps are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swaps resulted in unrealized losses of $4.2 million and $10.9 million for the three and nine months ended September 30, 2010, respectively, compared to an unrealized loss of $3.3 million and an unrealized gain of $5.7 million for the three and nine months ended September 30, 2009, respectively.
We recorded realized losses on the interest rate swaps of $1.4 million and $4.0 million for the three and nine months ended September 30, 2010 compared to realized losses of $1.3 million and $3.4 million for the same periods in 2009, respectively.
Net Income. As a result of the foregoing factors, net (loss) income was ($0.3) million and $8.0 million for the three and nine months ended September 30, 2010 and ($2.9) million and $33.1 million for the three and nine months ended September 30, 2009, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at September 30, 2010, our total cash and cash equivalents was $11.2 million and our total liquidity (including cash, cash equivalents, and undrawn credit facilities), was $132.9 million as at September 30, 2010, compared to $134.1 million as at December 31, 2009. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.
On October 6, 2010, we completed a public follow-on offering of 8.6 million Class A common shares (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for a total gross proceeds of $104.4 million. We used part of the net proceeds of $100.3 million from the follow-on public offering to repay a portion of our outstanding debt under a term loan in October 2010.
As at September 30, 2010, our revolving credit facility provided for borrowings of up to $516.0 million, of which $121.7 million was undrawn. The amount available under this revolving credit facility decreases by $28.4 million semi-annually commencing in November 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of September 30, 2010, the balance of this term loan was $25.2 million. The loan requires $0.9 million in quarterly principal payments. Please read Note 6 to our consolidated financial statements included in this report. In October, 2010, we repaid $13.1 million on the term loan that was collateralized by the Matterhorn Spirit; as result, the quarterly principal payments will reduce to $0.45 million from the fourth quarter 2010 onwards.

As of September 30, 2010, our vessel financings were collateralized by all of our vessels. The term loan and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;

•	making certain negative pledges or granting certain liens; and

•	selling, transferring, assigning or conveying assets
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. The term loan requires that certain of our subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at September 30, 2010, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and

•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009
	(in thousands)	(in thousands)
Net cash flow from operating activities	48,460	$68,100
Net cash flow from / (used) in financing activities	37,199	(76,341)
Net cash flow used in investing activities	(84,847)	(5,061)
Operating Cash Flows
Net cash flow from operating activities decreased to $48.5 million for the nine months ended September 30, 2010, from $68.1 million for the same period in 2009, primarily due to a decrease in average TCE rate per day earned by our spot and time-charter vessels and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be vary between periods. During the nine months ended September 30, 2010, there were 128.2 offhire days associated with drydocking and repositioning time compared to 171.5 offhire days in the same period in 2009.
Financing Cash Flows
Net cash flow from financing activities increased to $37.2 million for the nine months ended September 30, 2010 from an outlflow of $76.3 million for the same period in 2009. The significant financing activities that increased cash flows during the nine months ended September 30, 2010 include: an additional $68.4 million in proceeds from long-term debt received in the nine months ended September 30, 2010 compared to the same period in the prior year; $37.4 million increase in proceeds from the April 2010 follow-on offering of 11.4 million Class A common shares at $12.25 per share compared to the follow-on offering of 7.0 million Class A common shares at $9.80 per share in June 2009; lower debt repayments of $27.7 million compared to the same period in the prior year; $6.4 million in lower dividends payments for the nine months ended September 30, 2010 compared to the same period in 2009; offset by an increase of $26.4 million in outflows related to the Dropdown Predecessor amounts in the nine months ended September 30, 2010 compared to the same period in 2009.
We repaid $2.7 million and $4.1 million, during the nine months ended September 30, 2010 and 2009, respectively, related to scheduled quarterly principal payments of our term loan and the cash dividends paid for the nine months ended September 30, 2010 amounted to $39.1 million, compared to cash dividends paid in the same period of 2009 of $45.5 million.
We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. On November 30, 2010, we will pay a cash dividend of $0.31 per common share for the quarter ended September 30, 2010.

Investing Cash Flows
Net cash outflow from investing activities was $84.8 million for the nine months ended September 30, 2010, compared to a net cash outflow of $5.1 million for the same period in 2009. The increased cash outflows was mainly attributable to our investment in term loans of $115.6 million partially offset by the total gross proceeds of $35.4 million from the sale of the Falster Spirit and the sale of the Sotra Spirit. During the nine months ended September 30, 2010, we incurred $4.7 million in vessel upgrade and equipment expenditures compared to $5.1 million in the same period in the prior year.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2010:

		Remainder	2011	2013
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2010	2012	2014	2014

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	419.5	0.9	7.2	27.4	384.0
Technical vessel management and administrative fees	43.6	0.9	7.1	7.1	28.5
Newbuilding installments (2)	49.0	9.8	19.6	19.6	—

Total	512.1	11.6	33.9	54.1	412.5

(1)
Excludes expected interest payments of $1.2 million (2010), $9.6 million (2011 and 2012), $9.0 million (2013 and 2014) and $8.3 million (beyond 2014). Expected interest payments are based on the existing interest rate on the fixed-rate loan and a weighted average rate of 1.01% which includes a margin of 0.6% at September 30, 2010 on the variable-rate loan. The expected interest payments do not reflect the effect of an interest rate swap that we have used to hedge certain of our floating-rate debt.

(2)
We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at September 30, 2010, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $98.0 million of which our share is $49.0 million. Please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2009.
As at September 30, 2010, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future.
As at September 30, 2010, we had an investment in two term loans collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers. We regularly monitor the collectability of the amounts due under the term loans, including monitoring the value of the collateral, which, in Management’s view, is significantly in excess of the loan amounts receivable as at September 30, 2010. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control, some of which factors are listed in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2010 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	our reliance on external financing sources to fund acquisitions and expansion capital expenditures;
•	crewing costs for vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate flucations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2009. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2010
PART I – FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at September 30, 2010, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2010, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date							Fair Value
	Remainder							Asset /
	of 2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	20.2	374.1	394.3	(345.8)	1.01%
Fixed Rate	0.9	3.6	3.6	3.6	3.6	9.9	25.2	(24.3)	4.06%

Interest Rate Swap:
Contract Amount (2) (3)	—	—	70.0	45.0	—	100.0	215.0	(24.8)	3.71%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at September 30, 2010, we were not a party to any freight forward agreements.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2010
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2009, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2009 Annual Report on Form 20-F.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Submission of Matters to a Vote of Security Holders
None
Item 5 – Other Information
None
Item 6 – Exhibits

4.11	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

4.12
Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: November 30, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)